Letter to Shareholders

Letter To Shareholders
Dear Shareholders,
I’m pleased to join and to lead Westport Fuel Systems at this pivotal time for our industry and for our company. In my short time on the job, I’ve met with our customers, employees, and key partners in North America, Europe, and Asia. I’m excited about the opportunities we have and am inspired by our ability and plans to address our challenges. I aim to accelerate our transformation into a profitable, sustainable organization.

We provide our original equipment manufacturers (“OEM”) partners, customers, and fleets with market-ready solutions that enable both emissions reductions and operating cost savings. Our broad portfolio of components, fuel systems, electronics, cryogenics, and technology solutions are sold in 70 countries through an extensive global distribution network. Cost-competitive solutions to decarbonize the transportation sector and improve air quality and public health outcomes in our cities are commercially available now.

A number of fundamental market trends are driving our business:

1.	A growing global demand for transportation. As population increases and markets mature, the need to move goods and people grows in lockstep;

2.
Increasingly urgent demands for healthy, breathable air in our urban centres and for action to mitigate climate change mean we must accelerate the deployment of more efficient, clean, low carbon transportation solutions; and

3.	The growing availability and the compelling economics of cleaner fuels.

Globally, California and Europe continue to lead the way but both China and India are accelerating their efforts. Europe for example, has proposed aggressive CO2 emissions reduction standards for commercial vehicles. The phrase “game changer” is often overused but given the magnitude of the emissions reductions required and the financial implications of these regulations, we believe it’s applicable here. Westport HPDI 2.0TM provides a CO2 emission reduction benefit of approximately 20% and is commercially available, cost competitive, and on the road across Europe today.

I would like to highlight a few of our significant business accomplishments in 2018. We have made substantial progress in improving our operating results and have achieved several key milestones along the way.

1.
Revenue Growth and Financial Performance: 2018 was a strong year for Westport Fuel Systems as our consolidated revenues increased by 18% to $270 million. In Q4 2018, we recorded our third consecutive quarter of positive adjusted EBITDA and also our first full year with positive adjusted EBITDA; financial results that align with and fulfil our earlier stated commitments.

2.
Heavy-Duty OEM Developments: The launch of Westport HPDI 2.0™ with our European OEM partner continues at pace. In 2018, we entered into definitive development and supply agreements to commercialize a heavy-duty natural gas engine featuring Westport HPDI 2.0™ technology in China, another key market taking serious action on climate change and air quality.

3.
Independent Aftermarket: Our customers around the world purchase systems and components through an extensive network of global distributors to convert their passenger cars to use liquefied petroleum gas (“LPG”) or compressed natural gas (“CNG”) and realize fuel cost savings.

4.
OEM Light-Duty Developments: Proposed diesel engine bans and the creation of low emission vehicle zones in cities have resulted in a greater deployment of LPG and CNG fuelled vehicles. With more than 20 light-duty OEM partners, we are well positioned in this space to capture growing market share.

5.
Cummins Westport: Strong profitability in our Cummins Westport (“CWI”) joint venture confirms that CWI’s products have set the industry standard for class-leading, ultra-low NOx emission engines in market segments demanding both economic and environmental performance.

6.
New Product Developments: Urban air quality and improved public health outcomes remain critical challenges and OEMs are looking for technology solutions. The Indian Government’s new Bharat Stage VI (“BS-VI”) emission standards which leapfrog the Bharat Stage V (“BS-V”) Standards entirely are set to take effect in April of 2020. Tata announced earlier this year that the first engine within our supply and development agreement has been certified to meet the BS-VI standards, more than a year in advance of the implementation of these new standards.

Letter to Shareholders

I would like to take the opportunity to thank Nancy Gougarty for her years of tireless dedication to the mission and vision of Westport Fuel Systems. Her leadership and commitment have cemented our market-leading position and I am honoured to take the helm of the organization at this exciting time.

On behalf of the management team and Westport Fuel Systems employees around the world, thank you for your continued support.

Sincerely,
David M. Johnson
Chief Executive Officer